Mail Stop 3561

July 27, 2007

Stephen M. Watters
Chief Executive Officer and Chief Financial Officer
Vertical Health Solutions, Inc.
2595 Tampa Road, Suite E
Palm Harbor, Florida 34684

> **Re: Vertical Health Solutions, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **Filed June 15, 2007**
> **File No. 001-31275**

Dear Mr.Watters:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

December 31, 2006 10-KSB

Item 8a. Controls and Procedures

1.   We note that your disclosures do not comply with Items 307 and 308(c) of
        Regulation S-B in the following respects:

    - We note that you concluded controls and procedures were *sufficiently* effective.
      Based on this disclosure, it is unclear whether your certifying officers concluded
      that your disclosure controls and procedures were *effective*.
    - We note that a partial definition of disclosure controls and procedures was
      provided. The disclosure should be revised either to remove the partial definition,
      or to provide the entire definition, along with a clear conclusion regarding
      effectiveness with respect to each component.
    - We note that your disclosure regarding changes in internal controls does not
      comply with Item 308(c) of Regulation S-B, which requires disclosure regarding
      whether there were any changes in internal control over financial reporting during
      the last fiscal quarter, rather than changes in internal controls subsequent to the
      date of the evaluation of disclosure controls and procedures.

Please tell us how you intend to revise your disclosures to address each of the matters
noted above.

Note 1 – Summary of Significant Accounting Policies, page F-8

2.   We note your disclosure on page F-9 regarding the goodwill impairment charge
        recorded during the year ended December 31, 2006. Please tell us the factors that
        you evaluated to determine that goodwill was not impaired at December 31, 2005,
        but became impaired during the year ended December 31, 2006. Please explain
        the relevance of the disposition of LabelClick in January 2006 to the timing of the
        impairment charge, given that the recorded goodwill appears to relate to your
        pharmacy operations. Revise your disclosures as appropriate. We may have
        additional comments after reviewing your response.

Note 9 – Long-Term Obligations, page F-17

3.   We note your disclosure on page F-4 regarding the gain from extinguishment of
        debt of $146,455. Please revise to disclose the material terms of the
        transaction(s) that resulted in the gain from extinguishment being recorded. Tell
        us whether the debt was due to related parties, and if so, why you believe that
        gain recognition was appropriate. Refer to footnote (1) to paragraph 20 of APB
        26.

Note 12 – Sale of Subsidiary, page F-21

4.   We note your disclosures regarding the disposition of LabelClick, Inc. in January
        2006. Please tell us how you evaluated whether the disposed operations met the
        definition of a component entity under paragraph 41 of SFAS 144. Based on your
        disclosure on page F-10, we note that the operations of LabelClick appear to
        comprise approximately 83% of your total revenue for the period prior to the
        disposition. Revise your financial statements to provide the disclosures required
        by paragraphs 42-44 of SFAS 144, or tell us why you believe that such
        disclosures are not required.

5.   We note your disclosure that an independent valuation of LabelClick was
        obtained in conjunction with the disposition. Please revise to name the expert
        who performed the independent valuation, and file the consent of the expert as an
        exhibit. Alternatively, you may elect to revise your disclosures to eliminate all
        references to the use of experts and/or independent valuations.

Other Exchange Act Filings

6.   We note your amended 10-QSB filings on January 18, 2007 for the quarters
        ended March 31, 2006, June 30, 2006 and September 30, 2006. In addition, we
        note that your financial statements for the years ended December 31, 2005 and
        2004 had previously been restated. However, we do not see where you filed Item
        4.02 8-K(s) announcing such restatement(s). Please refer to the instructions of
        Form 8-K and file any required Item 4.02 8-K filing(s) as soon as possible, or tell
        us why you believe that such filings are not required.

                                    * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your letter on EDGAR under the form type label CORRESP. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1934 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3558 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies